Exhibit 99.1

CHC Helicopter Corporation 4740 Agar Drive Richmond, BC Canada V7B 1A3 T 604.276.7500 F 604.232.8359 www.chc.ca
VIA SEDAR

July 7, 2005

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs / Mesdames:

Re:	Annual General Meeting of Shareholders
CHC Helicopter Corporation (the “Corporation”)

On behalf of the Corporation, we hereby file this letter advising you of the following dates in connection with the Annual Meeting of Shareholders (the “Meeting”) of CHC Helicopter Corporation:

Date Fixed for the Meeting:	September 22, 2005

Record Date for Notice:	August 1, 2005

Record Date for Voting, if any:	August 1, 2005

Beneficial Ownership Determination Date:	August 1, 2005

Securities Entitled to Notice of the Meeting:	Class A Subordinate Voting Shares

Class B Multiple Voting Shares

Ordinary Shares

Securities Entitled to Vote at the Meeting:	Class A Subordinate Voting Shares

Class B Multiple Voting Shares

Ordinary Shares

Type of Business Conducted at the Meeting:	Routine

Yours truly

Martin Lockyer
Vice President, Legal Services
& Corporate Secretary